

July 2, 2013

Via E-mail
Renato Dela Rama
Vice President of Finance
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

>   **Re: CEMTREX, INC.**
>   **Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2012**
>   **Filed on January 3, 2013**
>   **File No. 000-53238**

Dear Mr. Dela Rama:

We note that your financial statements for the years ended September 30, 2012 and September 30, 2011 were audited by Gruber & Co., LLC. Effective June 27, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Gruber & Co., LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/06272013_Gruber.pdf

As Gruber & Co., LLC ("G&C") is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Gruber & Co., LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Gruber & Co., LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Gruber & Co., LLC at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Gruber & Co., LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than July 11, 2013. If you have any questions, please contact Jeanne Bennett, Staff Accountant at 202-551-3606.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant